SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.   )*

Tidewater Inc.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

886423102
(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated 60 East 42nd Street, Suite 3100 New York, New York 10165 212-986-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 19 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 886423102	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS
Robert E. Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
10,000

	8	SHARED VOTING POWER:
2,840,700

	9	SOLE DISPOSITIVE POWER:
10,000

	10	SHARED DISPOSITIVE POWER:
2,840,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,850,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 886423102	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
-0-

	8	SHARED VOTING POWER:
2,840,700

	9	SOLE DISPOSITIVE POWER:
-0-

	10	SHARED DISPOSITIVE POWER:
2,840,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,840,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

Schedule 13D
CUSIP No. 886423102	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
-0-

	8	SHARED VOTING POWER:
2,840,700

	9	SOLE DISPOSITIVE POWER:
-0-

	10	SHARED DISPOSITIVE POWER:
2,840,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,840,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

Schedule 13D
CUSIP No. 886423102	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS
Suzanne Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
12,000

	8	SHARED VOTING POWER:
-0-

	9	SOLE DISPOSITIVE POWER:
12,000

	10	SHARED DISPOSITIVE POWER:
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 886423102	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS
Daniel Vitetta

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
170

	8	SHARED VOTING POWER:
-0-

	9	SOLE DISPOSITIVE POWER:
170

	10	SHARED DISPOSITIVE POWER:
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
170

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
CUSIP No. 886423102	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS
Kenneth R. Wasiak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
-0-

	8	SHARED VOTING POWER:
1,355,000

	9	SOLE DISPOSITIVE POWER:
-0-

	10	SHARED DISPOSITIVE POWER:
1,355,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,355,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 886423102	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, L.L.C

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
-0-

	8	SHARED VOTING POWER:
1,355,000

	9	SOLE DISPOSITIVE POWER:
-0-

	10	SHARED DISPOSITIVE POWER:
1,355,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,355,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 886423102	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
-0-

	8	SHARED VOTING POWER:
900,000

	9	SOLE DISPOSITIVE POWER:
-0-

	10	SHARED DISPOSITIVE POWER:
900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 886423102	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
-0-

	8	SHARED VOTING POWER:
455,000

	9	SOLE DISPOSITIVE POWER:
-0-

	10	SHARED DISPOSITIVE POWER:
455,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
455,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D
CUSIP No. 886423102		Page 11 of 19 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $0.10 par value per share (the "Common Stock"), of Tidewater Inc. (the "Issuer").  The address of the Issuer's principal executive office is 601 Poydras Street, Suite 1500, New Orleans, LA 70130.

Item 2.	Identity and Background

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Daniel Vitetta, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti Advisors, Suzanne Robotti, Daniel Vitetta, Wasiak, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Advisors.  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.  Suzanne Robotti, a United States citizen whose principal occupation is the founder of MedShadow Foundation, is the wife of Mr. Robotti.  Mr. Vitetta, a United States citizen and a full-time student, is the nephew of, and shares the same permanent residence as, Mr. Robotti.

Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm Grassi & Co.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC, and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC and RI are also advisory clients of Robotti Advisors.

The address of each of the Reporting Persons other than Mr. Wasiak, RIC, RMC and RI, and the address of MedShadow Foundation, is 60 East 42nd Street, Suite 3100, New York, NY 10165.  Mr. Wasiak's, RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT and Robotti Advisors is included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 886423102		Page 12 of 19 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 10,000 shares of Common Stock directly beneficially held by Mr. Robotti is $52,192.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 1,485,700 shares of Common Stock beneficially held by Robotti Advisors (other than those held by RIC and RI and disclosed below) is $6,110,171.10 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 12,000 shares of Common Stock directly beneficially held by Mrs. Suzanne Robotti is $62,630.20 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 170 shares of Common Stock directly beneficially held by Mr. Daniel Vitetta is $893.08 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mr. Daniel Vitetta were paid for using his personal funds.

The aggregate purchase price of the 900,000 shares of Common Stock directly beneficially held by RIC is $3,502,574.36 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 455,000 shares of Common Stock directly beneficially held by RI is $1,776,727.83 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RI were paid for using its working capital.

Item 4.	Purpose of the Transaction

(a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons may communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

SCHEDULE 13D
CUSIP No. 886423102		Page 13 of 19 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of August 25, 2016, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(6)(7)	2,850,700	10,000	2,840,700	6.06%
ROBT (1)(3)(6)(7)	2,840,700	0	2,840,700	6.04%
Robotti Advisors (1)(3)(6)(7)	2,840,700	0	2,840,700	6.04%
Suzanne Robotti (1)(4)	12,000	12,000	0	**
Daniel Vitetta (1)(5)	170	170	0	**
Wasiak (1)(6)(7)	1,355,000	0	1,355,000	2.88%
RMC (1)(6)(7)	1,355,000	0	1,355,000	2.88%
RIC (1)(6)	900,000	0	900,000	1.91%
RI (1)(7)	455,000	0	455,000	**

* Based on 47,067,830 shares of Common Stock, $0.10 Par Value per share, outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the Securities and Exchange Commission on July 29, 2016.
** Less than 1%

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Mr. Robotti has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 10,000 shares of Common Stock held personally.  This figure does not include the shares of Common Stock referenced in footnote (4) below owned by Mr. Robotti’s wife or the shares of Common Stock referenced in footnote (5) below owned by his nephew, all of which shares Mr. Robotti disclaims beneficial ownership.
(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 2,840,700 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(4) Suzanne Robotti has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 12,000 shares of Common Stock.
(5) Daniel Vitetta has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 170 shares of Common Stock.
(6) Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RIC the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 900,000 shares of Common Stock owned by RIC.
(7) Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RI the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 455,000 shares of Common Stock owned by RI.

SCHEDULE 13D
CUSIP No. 886423102	Page 14 of 19 Pages

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.  All transactions were made by Robotti Advisors, RIC, and RI in the open market.

Transactions in Shares Within the Past Sixty Days***

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Robotti Advisor's Advisory Client	08/03/2016	450	BUY	$3.8275
Robotti Advisor's Advisory Client	08/08/2016	83,121	BUY	$4.5366
Robotti Advisor's Advisory Client	08/08/2016	42,600	BUY	$4.5630
Robotti Advisor's Advisory Client	08/09/2016	303,682	BUY	$4.5576
Robotti Advisor's Advisory Client	08/09/2016	84,800	BUY	$4.5783
Robotti Advisor's Advisory Client	08/10/2016	44,197	BUY	$3.5306
Robotti Advisor's Advisory Client	08/12/2016	161,626	BUY	$3.3791
Robotti Advisor's Advisory Client	08/12/2016	15,700	BUY	$3.377
RIC	08/12/2016	27,122	BUY	$3.377
RI	08/12/2016	11,078	BUY	$3.377
Robotti Advisor's Advisory Client	08/16/2016	2,600	BUY	$3.25
RIC	08/16/2016	2,414	BUY	$3.25
RI	08/16/2016	986	BUY	$3.25
Robotti Advisor's Advisory Client	08/17/2016	76,767	BUY	$3.2467
Robotti Advisor's Advisory Client	08/17/2016	26,100	BUY	$3.2466
RIC	08/17/2016	40,612	BUY	$3.2466
RI	08/17/2016	16,588	BUY	$3.2466
Robotti Advisor's Advisory Client	08/18/2016	3,600	BUY	$3.2789
Robotti Advisor's Advisory Client	08/18/2016	3,300	BUY	$3.28
RIC	08/18/2016	5,112	BUY	$3.28
RI	08/18/2016	2,088	BUY	$3.28
Robotti Advisor's Advisory Client	08/19/2016	41,043	BUY	$3.2663
Robotti Advisor's Advisory Client	08/19/2016	9,500	BUY	$3.2723
RIC	08/19/2016	17,821	BUY	$3.2723
RI	08/19/2016	7,279	BUY	$3.2723
Robotti Advisor's Advisory Client	08/22/2016	58,464	BUY	$3.267
Robotti Advisor's Advisory Client	08/22/2016	57,150	BUY	$3.2714
RIC	08/22/2016	106,919	BUY	$3.2713
RI	08/22/2016	41,981	BUY	$3.2713

***In addition to the transactions listed above, during the period one or more accounts, which held a total of 11,350 of Common Stock, ceased being an advisory client of Robotti Advisors.

(d) Robotti Advisors’ advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

(e)	Not Applicable.

SCHEDULE 13D
CUSIP No. 032159 10 5	Page 15 of 17 Pages

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of August 26, 2016 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item7.	Materials To Be Filed As Exhibits.

The following documents are filed herewith:

1.          Joint Filing Agreement dated as of August 26, 2016 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Suzanne Robotti, Daniel Vitetta, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 886423102	Page 16 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 26, 2016

Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti
Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

/s/ Suzanne Robotti		Robotti & Company Advisors, LLC
Suzanne Robotti

/s/ Daniel Vitetta		By:	/s/ Robert E. Robotti
Daniel Vitetta			Name: Robert E. Robotti
Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
	Name: Robert E. Robotti	Kenneth R. Wasiak
Title: Managing Member

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.C.	By:	Ravenswood Management Company, L.L.C.
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member

SCHEDULE 13D
CUSIP No. 886423102	Page 17 of 19 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino Puglisi & Company, a division of
Grassi & Co.
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, MedShadow Foundation
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165
Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

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SCHEDULE 13D
CUSIP No. 886423102	Page 18 of 19 Pages

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

	Exhibit	Page

(1)	Joint Filing Agreement dated as of August 26, 2016 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Suzanne Robotti, Daniel Vitetta, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.	19

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SCHEDULE 13D
CUSIP No. 886423102	Page 19 of 19 Pages

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to shares of Common Stock, $0.10 par value per share of Tidewater Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k).

Date:	August 26, 2016

Robotti & Company, Incorporated

/s/ Robert E. Robotti		By:	/s/ Robert E. Robotti
Robert E. Robotti			Name: Robert E. Robotti
Title: President and Treasurer

/s/ Suzanne Robotti		Robotti & Company Advisors, LLC
Suzanne Robotti

/s/ Daniel Vitetta		By:	/s/ Robert E. Robotti
Daniel Vitetta			Name: Robert E. Robotti
Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
	Name: Robert E. Robotti	Kenneth R. Wasiak
Title: Managing Member

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.C.	By:	Ravenswood Management Company, L.L.C.
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member